Exhibit 3.3

Certificate of Formation

of

Williams Partners GP LLC

     This Certificate of Formation of Williams Partners GP LLC (the “Company”) is being executed by the undersigned for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.

     1. The name of the Company is Williams Partners GP LLC.

     2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County Delaware 19801. The name of its registered agent is The Corporation Trust Company.

     IN WITNESS WHEREOF, the undersigned, an authorized person or agent or attorney-in-fact of the Company, has caused this Certificate of Formation to be duly executed as of the 22nd day of February, 2005.

/s/ Alan S. Armstrong
Alan S. Armstrong
Authorized Person